UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York NY 10022

(212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On September 24, 2021, Color Star Technology Co., Ltd., a Cayman Islands company (the “Company”) filed a report on Form 6-K announcing the entry into a securities purchase agreement (the “SPA”). This report announces closing of the SPA and files additional documents in connection with the Offering (as defined below).

Entry into Material Definitive Agreements

On September 24, 2021, the Company and certain institutional investors entered into a SPA, pursuant to which the Company agreed to sell such institutional investors units with each unit consisting of one ordinary share and one warrant to purchase 0.7 ordinary share, at a purchase price of $0.68 per unit, for gross proceeds approximately $21.5 million (the “Offering”) before deducting placement agent fees and other estimated offering expenses. An aggregate of 31,624,923 ordinary shares and warrants to purchase an aggregate of 22,137,448 ordinary shares (the “Investor Warrants”) were agreed to be issued to the investors under the SPA.

The Investor Warrants are exercisable immediately upon the date of issuance and exercisable at $1.00 per share. The Investor Warrants will expire 36 months from the date of issuance. Each Investor Warrant is subject to anti-dilution provisions to reflect stock dividends and splits or other similar transactions. In the event that the Company grants, issues or sells any Purchase Rights, as defined in the Investor Warrants, holders of the Investor Warrants will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of ordinary shares acquirable upon complete exercise of the Investor Warrant immediately before the grant, issuance, or sale of the Purchase Rights.

The Company currently intends to use the net proceeds from the Offering for general corporate and working capital purposes. The Offering closed on September 28, 2021.

The Company also entered into a placement agency agreement dated September 24, 2021 (the “Placement Agency Agreement”) with FT Global Capital, Inc., as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the gross proceeds raised in the Offering and grant the Placement Agent warrants to purchase certain number of ordinary shares equal to three percent (3%) of the aggregate number of Shares placed in the Offering (“Placement Agent Warrants”). The Company issued Placement Agent Warrants to purchase 948,748 ordinary shares to the placement agent. The Placement Agent Warrants are exercisable immediately upon the date of issuance and exercisable at $1.00 per share. The Placement Agent Warrants have the same terms as the Investor Warrants; provided, however, that the Placement Agent Warrants may not be exercised until one hundred eighty (180) days after the closing of the Offering and expire thirty-six (36) months after they become exercisable.

A form of the Investor Warrant, Placement Agent Warrant, the SPA, and the Placement Agent Agreement are attached hereto as Exhibits 4.1, 4.2, 10.1, 10.2, respectively, to this Current Report on Form 6-K and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of Investor Warrant, Placement Agent Warrant, the SPA, and the Placement Agent Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

On September 24, 2021, the Company issued a press release announcing the pricing. A copy of the pricing press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. On September 28, 2021, the Company issued a press release announcing the closing of the Offering. A copy of the closing press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The sale and offering of the securities described above was effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-236616) that was previously filed with the Securities and Exchange Commission (SEC) and declared effective on March 10, 2020.

Exhibit No.	Description
4.1	Form of Investor Warrant (previously filed)
4.2	Form of Placement Agent Warrant
5.1	Form of Cayman Islands Legal Opinion
10.1	Form of Securities Purchase Agreement between the Company and the Purchasers (previously filed)
10.2	Form of Placement Agency Agreement, between Color Star Technology Co., Ltd. and FT Global Capital, Inc.
99.1	Press Release dated September 24, 2021 (previously filed)
99.2	Press Release dated September 28, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 28, 2021

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Basil Wilson
Name:	Basil Wilson
Title:	Chief Executive Officer

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